                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               CAIS INTERNET, INC.
--------------------------------------------------------------------------------

                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)


                                    12476Q102
           ----------------------------------------------------------

                                 (CUSIP NUMBER)

      KKR 1996 FUND L.P., KKR PARTNERS II, L.P., KKR ASSOCIATES 1996 L.P.,
  KKR 1996 GP LLC, KKR ASSOCIATES (STRATA) L.P., STRATA LLC, CII VENTURES LLC,
                               CII VENTURES II LLC
                        C/O KOHLBERG KRAVIS ROBERTS & CO.
           9 WEST 57TH STREET, NEW YORK, NEW YORK 10019 (212) 750-8300
--------------------------------------------------------------------------------

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                OCTOBER 25, 2000
           ----------------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX .

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  1247Q102                                   PAGE   2   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


       NAME OF REPORTING PERSON
  1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KKR 1996 FUND L.P.
--------------------------------------------------------------------------------

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
  2                                                                      (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
       SOURCE OF FUNDS*

  4    (see Item 3)
--------------------------------------------------------------------------------

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/

  5
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION

  6          Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 12,800,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          12,800,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,800,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated
      May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 72.1%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  1247Q102                                   PAGE   3   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KKR PARTNERS II, L.P.
--------------------------------------------------------------------------------

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
  2                                                                      (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
       SOURCE OF FUNDS*

  4    (see Item 3)
--------------------------------------------------------------------------------

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/

  5
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION

  6          Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 11,250,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          11,250,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.9%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  1247Q102                                   PAGE   4   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KKR ASSOCIATES 1996 L.P.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 12,800,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          12,800,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,800,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 72.1%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  12476Q102                                  PAGE   5   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KKR 1996 GP LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 12,800,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          12,800,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,800,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 72.1%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  12476Q102                                  PAGE   6   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KKR ASSOCIATES (STRATA) L.P.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 11,250,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          11,250,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.9%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (12)

         32.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  12476Q102                                  PAGE   7   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STRATA LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                      0
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                 11,250,891 (see Row 12)
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                       0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          11,250,891 (see Row 12)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.9%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (12)

         32.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  12476Q102                                  PAGE   8   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CII VENTURES LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                11,250,891 (see Row 12)
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                            0
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                 11,250,891 (see Row 12)
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,891 (see Row 12)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes an aggregate of 14,790,478 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters. See Item 4 - "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.9%.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (12)

         32.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  12476Q102                                  PAGE   9   OF   21   PAGES
                                                           -----     -----
--------------------------------------------------------------------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CII VENTURES II LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       (see Item 3)
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (D) OR  2(E)                                                  /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

   NUMBER OF          7   SOLE VOTING POWER
    SHARES                1,550,000
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8   SHARED VOTING POWER
     EACH                       0
   REPORTING         -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                 1,550,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,550,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (12)

         6.29%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

            This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D filed on March 2, 2000, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 13, 2000 (as amended, the "Schedule 13D"), on behalf of KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates 1996"), KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners"), KKR Associates (Strata) L.P., a Delaware limited partnership ("KKR Associates Strata"), Strata LLC, a Delaware limited liability company ("Strata LLC"), and CII Ventures LLC, a Delaware limited liability company ("CII Ventures"). This Amendment also constitutes the original statement on Schedule 13D of CII Ventures II LLC, a Delaware limited liability company ("CII Ventures II" and, together with KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners, KKR Associates Strata, Strata LLC and CII Ventures, the "Reporting Persons"), relating to the Common Stock, par value $.01 ("Issuer Common Stock"), of CAIS Internet, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

            This Amendment is being filed in connection with the issuance to CII Ventures II by the Issuer of warrants to purchase up to 1,550,000 shares of Issuer Common Stock (the "Warrants") and certain transactions related thereto.

ITEM 2.  IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

            CII Ventures II was formed to effect the transaction described in
Item 4 below and has not engaged in any activities other than incident to its formation and such transactions. KKR 1996

Fund is the sole member of CII Ventures II. The address of the principal business and office of CII Ventures II is 9 West 57th Street, New York, New York 10019.

            During the last five years, CII Ventures: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 8 hereto.

            Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the text of the fifth paragraph thereof with the following:

            Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and members of the executive committee of Strata LLC. The other members of each of KKR 1996 LLC and Strata LLC are Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael
T. Tokarz, Perry Golkin, Scott M. Stuart, Edward A. Gilhuly and Johannes Huth. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are each United States citizens, Mr. Huth is a citizen of Germany, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, N.Y. 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling

Square, 7 Carlton Gardens, London, SW1Y 5AD, England. The business address of Messrs. Kravis, Raether, Tokarz, Golkin and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Gilhuly and Huth is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

            No funds were used in connection with the acquisition of the Warrants.

ITEM 4.  PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by adding the following information:

            CREDIT AGREEMENT

            On October 25, 2000, CII Ventures II entered into a Credit Agreement (the "Credit Agreement"), with the Issuer, Ulysses G. Auger II ("Mr. Auger") and
R. Theodore Ammon ("Mr. Ammon" and, together with Mr. Auger and CII Ventures II, the "Lenders") pursuant to which the Lenders agreed, upon the terms and subject to the conditions contained therein, to make loans to the Issuer of up to $20,000,000. Of the total aggregate commitment by all of the Lenders, CII Ventures II committed to lend $15,500,000. The Credit Agreement is guaranteed by certain of the Issuer's subsidiaries. The commitment of CII Ventures II and the other Lenders under the Credit Agreement will terminate, and the outstanding loans will be required to be repaid on the earlier of (i) March 31, 2001 and
(ii) the date on which the Issuer closes the sale of certain of its assets.
In addition, the Issuer is required to prepay outstanding loans with proceeds from asset sales and sales of capital stock. Loans made under the Credit Agreement will bear interest either at the Alternative Base Rate (as defined in the Credit Agreement) plus 5.00% or at the Adjusted LIBO Rate (as defined in the Credit Agreement) plus 6.00%.

            The Credit Agreement contains certain restrictions on the Issuer, including, among other things, limitations on the ability of the Issuer or any of its subsidiaries to (i) incur indebtedness, (ii) create liens, (iii) make certain restricted payments or investments and (iv) make certain capital expenditures. Events of Default under the Credit Agreement, include, without limitation, failure to pay principal of or interest on any Loans when due, failure to perform certain covenants, failure to make any payment in respect of certain material indebtedness as it becomes due or the acceleration of the maturity of such material indebtedness and certain bankruptcy events. Upon the occurrence of an Event of Default, the commitments will terminate and the loans will become due and payable.

            CONTINGENT WARRANTS

            Pursuant to the terms of the Credit Agreement, in the event that Cais, Inc., a wholly-owned subsidiary of the Issuer, has not replaced the Issuer as the borrower under the Credit Agreement (the "Cais Assumption") by November 15, 2000, the Issuer has agreed to enter into a warrant agreement and issue to the Lenders warrants to purchase up to 500,000 shares of Issuer Common Stock (the "Initial Contingent Warrants"). If the Cais Assumption has not occurred by November 22, 2000, the Issuer has agreed to issue to the Lenders additional warrants to purchase up to 500,000 shares of Issuer Common Stock (the "Second Contingent Warrants"). Based on its commitment percentage as of the date hereof, if the Initial Contingent Warrants or the Second Contingent Warrants are issued, CII Ventures II would receive Initial Contingent Warrants to purchase up to 387,500 shares of Issuer Common Stock and Second Contingent Warrants to purchase up to 387,500 shares of Issuer Common Stock. The Initial Contingent Warrants and the Second Contingent Warrants will have an exercise price equal to the exercise price of the Warrants described below, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue.

            The Credit Agreement also provides that if the commitments under the Credit Agreement have not been terminated and the loans have not been repaid in full by December 31, 2000, the Issuer will enter into a warrant agreement and issue to the Lenders warrants to purchase up to a number of shares of Issuer Common Stock equal to the difference between (i) the number of shares of Issuer Common Stock equal to 19.9% of the number of outstanding shares of Issuer Common Stock on October 25, 2000 and (ii) the sum of (A) the number of Initial Contingent Warrants and Second Contingent Warrants issued by the Issuer and (B) 2,000,000 (the "Additional Contingent Warrants" and, together with the Initial Contingent Warrants and the Second Contingent Warrants, the "Contingent Warrants"). Based on its commitment percentage as of the date hereof and assuming that (i) the number of outstanding shares of Issuer Common Stock on October 25, 2000 was 23,110,174 (the number of shares of Issuer Common Stock outstanding on August 1, 2000 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "Form 10-Q")) and (ii) no Initial Contingent Warrants or Second Contingent Warrants were issued, if the Additional Contingent Warrants are issued, CII Ventures II would receive Additional Contingent Warrants to purchase 2,014,166 shares of Issuer Common Stock. The Additional Contingent Warrants will have an exercise price of $.01 per share, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue.

            The Issuer has agreed to indemnify CII Ventures II and its affiliates with respect to certain losses arising from CII Venture II's entering into the Credit Agreement and performing its obligations thereunder.

            The Credit Agreement is attached to this Amendment to Schedule 13D as Exhibit 9 and is incorporated herein by reference.

            WARRANTS

            In connection with the Credit Agreement, on October 25, 2000, the Issuer issued to CII Ventures II the Warrants to purchase 1,550,000 shares of Issuer Common Stock pursuant to a Warrant Agreement, dated as of October 25, 2000 (the "Warrant Agreement"), among the Issuer, CII Ventures II, Mr. Auger and Mr. Ammon. The Warrants have an exercise price of $4.56 per share (the "Initial Exercise Price"); provided that on January 23, 2001 (the "Anniversary Date"), the Initial Exercise Price will be reset to the average of the ten lowest Closing Prices (as defined in the Warrant Agreement) for Issuer Common Stock during the period beginning on October 26, 2000 and ending on the Anniversary Date (the "Reset Price"); provided, further, that if all or part of the Warrants are exercised prior to the Anniversary Date, the Initial Exercise Price will be reset with respect to those Warrants that are exercised to the average of the ten lowest Closing Prices for the Issuer Common Stock during the period beginning on October 26, 2000 and ending on the trading day immediately preceding the exercise date (or, if such period consists of less than ten trading days, the average of each such trading day during such period); provided, further, that in no event and under no circumstances will the Reset Price be greater than $4.56 per share (the "Exercise Price"). The Exercise Price is subject to anti-dilution adjustments. The Warrants are exercisable in whole or in part at any time during the ten-year period commencing on October 25, 2000.

            The terms of the Warrants are set forth in the Warrant Agreement, which is attached to this Amendment to Schedule 13D as Exhibit 10 and is incorporated herein by reference.

            OTHER AGREEMENTS

            In connection with the Warrant Agreement, the Issuer executed an Agreement (the "Board Agreement") in which it has agreed to take all action necessary to the extent permitted by law to: (i) increase the size of the Board of Directors ("Board") of the Issuer to nine (9) directors and to elect one designee of CII Ventures II to the Board and (ii) cooperate with CII Ventures and CII Ventures II to enter into any amendments to the Stockholders Agreement and the Voting Agreement necessary to provide the benefit of the provisions of such agreements to CII Ventures II with respect to the designee of CII Ventures II, including using its best efforts to cause each of the stockholders party thereto to execute any such amendments.

            The Board Agreement is attached to this Amendment to Schedule 13D as
Exhibit 11 and is incorporated herein by reference.

            In connection with the issuance of the Warrants to CII Ventures II, the Stockholders Agreement was amended to join CII Ventures II as a party for purposes of the registration rights, increase the number of demand registration rights from three to four and provide an additional demand registration right in the event that any of the Contingent Warrants are issued.

            The Amendment and Joinder to Stockholders Agreement is attached to this Amendment to Schedule 13D as Exhibit 12 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first three paragraphs of paragraphs (a) and (b) thereof with the following:

            (a) and (b) As of October 25, 2000, neither CII Ventures nor CII Ventures II owned any shares of Issuer Common Stock. However, pursuant to Rule 13d-3 under the Exchange Act, (i) CII Ventures may be deemed to beneficially own 6,250,891 shares of Issuer Common Stock, which are subject to issuance upon conversion of the Series D Stock acquired at the Initial Closing and the

Second Closing and as dividend payments and 5,000,000 shares of Issuer Common Stock, which are subject to issuance upon conversion of the Series E Stock issuable upon the exercise by CII Ventures of the Option and (ii) CII Ventures II may be deemed to beneficially own 1,550,000 shares of Issuer Common Stock, which are subject to issuance upon exercise of the Warrants. In addition, if the maximum number of the Contingent Warrants are issued, CII Ventures II may be deemed to beneficially own 3,564,166 shares of Issuer Common Stock. The 11,250,891 shares issuable upon conversion of the Series D Stock and Series E Stock would constitute approximately 32.7% of the Issuer Common Stock outstanding upon conversion (based on the number of outstanding shares of Issuer Common Stock as of August 1, 2000, as set forth in the Form 10-Q). The 1,550,000 shares issuable upon exercise of the Warrants would constitute approximately 6.29% of the Issuer Common Stock outstanding upon exercise (approximately 13.4% if the maximum number of Contingent Warrants are issued) (based on the number of outstanding shares of Issuer Common Stock as of August 1, 2000, as set forth in the Form 10-Q).

            Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by CII Ventures and CII Ventures II is approximately 32.7% and 6.29%, respectively.

            As the sole members of CII Ventures, KKR 1996 Fund and KKR Partners have the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures. As a result, KKR 1996 Fund and KKR Partners may be deemed to own any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures. As the sole member of CII Ventures II, KKR 1996 Fund has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures II. As a result, KKR 1996 Fund may be deemed to own any shares of Issuer Common Stock deemed to be beneficially owned by CII Ventures II.

            Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the last paragraph of paragraphs (a) and (b) thereof with the following:

            As a member of each of KKR 1996 LLC and Strata LLC, each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart, Gilhuly and Huth may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC and Strata LLC may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended by adding the following:

      8. Joint Filing Agreement, dated October 27, 2000, among CII Ventures II LLC, CII Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on
            Schedule 13D.

      9. Credit Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., the lenders party thereto and CII Ventures II LLC, as Administrative Agent.

      10. Warrant Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC, Ulysses G. Auger II and R. Theodore Ammon.

      11.   Agreement, dated as of October 25, 2000, of CAIS Internet, Inc.

      12. Amendment and Joinder to Stockholders Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures LLC and CII Ventures II LLC.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    CII VENTURES LLC
                                    By: KKR 1996 Fund L.P.
                                    By: KKR Associates 1996 L.P., its General
                                        Partner
                                    By: KKR 1996 GP LLC, its General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis


                                    CII VENTURES II LLC
                                    By: KKR 1996 Fund L.P.
                                    By: KKR Associates 1996 L.P., its General
                                        Partner
                                    By: KKR 1996 GP LLC, its General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis


                                    KKR 1996 FUND L.P.
                                    By: KKR Associates 1996 L.P., its General
                                        Partner
                                    By: KKR 1996 GP LLC, its General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis


                                    KKR PARTNERS II, L.P.
                                    By: KKR Associates (Strata) L.P., its
                                        General Partner
                                    By: Strata LLC, General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis

                                    KKR ASSOCIATES 1996 L.P.
                                    By: KKR 1996 GP LLC, its General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry
                                               R. Kravis


                                    KKR ASSOCIATES (STRATA) L.P.
                                    By: Strata LLC, its General Partner


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis



                                    KKR 1996 GP LLC


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis


                                    STRATA LLC


                                    By: /s/ William J. Janetschek
                                        ----------------------------------------
                                        Name:  William J. Janetschek
                                        Title: Attorney-in-fact for Henry R.
                                               Kravis


Dated:  October 27, 2000

                                INDEX TO EXHIBITS


 EXHIBIT NUMBER                   DESCRIPTION OF EXHIBITS

       8. Joint Filing Agreement, dated October 27, 2000, among CII Ventures II LLC, CII Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on
            Schedule 13D.

       9. Credit Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., the lenders party thereto and CII Ventures II LLC, as Administrative Agent.

       10. Warrant Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC, Ulysses G. Auger II and R. Theodore Ammon.

       11.  Agreement, dated as of October 25, 2000, of CAIS Internet, Inc.

       12. Amendment and Joinder to Stockholders Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures LLC and CII Ventures II LLC.